 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

Trovagene, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

897238408
(CUSIP Number)

August 17, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 897238408

1	NAME OF REPORTING PERSON

Bigger Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,046,800*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,046,800*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,046,800*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9% *
12	TYPE OF REPORTING PERSON

PN

*Excludes 1,200,000 shares of Common Stock underlying certain warrants that are not exercisable due to the exercise limitation, which provides that the warrants may not be exercised if, after such exercise, the Reporting Persons or affiliates of the Reporting Person would beneficially own more than 4.99% of the number of shares of Common Stock outstanding. Includes warrants to purchase 27,833 shares of Common Stock at an exercise price of $3.60 per share.

2

CUSIP NO. 897238408

1	NAME OF REPORTING PERSON

Bigger Capital Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,046,800*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,046,800*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,046,800*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9% *
12	TYPE OF REPORTING PERSON

OO

*Excludes 1,200,000 shares of Common Stock underlying certain warrants that are not exercisable due to the exercise limitation, which provides that the warrants may not be exercised if, after such exercise, the Reporting Persons or affiliates of the Reporting Persons would beneficially own more than 4.99% of the number of shares of Common Stock outstanding. Includes warrants to purchase 27,833 shares of Common Stock at an exercise price of $3.60 per share.

3

CUSIP NO. 897238408

1	NAME OF REPORTING PERSON

District 2 Capital Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		0 shares *
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

0 shares *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0% *
12	TYPE OF REPORTING PERSON

PN

*Excludes 250,000 shares of Common Stock underlying certain warrants that are not exercisable due to the exercise limitation, which provides that the warrants may not be exercised if, after such exercise, the Reporting Persons or affiliates of the Reporting Persons would beneficially own more than 4.99% of the number of shares of Common Stock outstanding.

4

CUSIP NO. 897238408

1	NAME OF REPORTING PERSON

District 2 Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		0 shares *
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

0 shares *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0% *
12	TYPE OF REPORTING PERSON

PN

*Excludes 250,000 shares of Common Stock underlying certain warrants that are not exercisable due to the exercise limitation, which provides that the warrants may not be exercised if, after such exercise, the Reporting Persons or affiliates of the Reporting Persons would beneficially own more than 4.99% of the number of shares of Common Stock outstanding.

5

CUSIP NO. 897238408

1	NAME OF REPORTING PERSON

District 2 GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		0 shares *
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

0 shares *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0% *
12	TYPE OF REPORTING PERSON

OO

*Excludes 250,000 shares of Common Stock underlying certain warrants that are not exercisable due to the exercise limitation, which provides that the warrants may not be exercised if, after such exercise, the Reporting Persons or affiliates of the Reporting Persons would beneficially own more than 4.99% of the number of shares of Common Stock outstanding.

6

CUSIP NO. 897238408

1	NAME OF REPORTING PERSON

District 2 Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		0 shares *
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

0 shares *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0% *
12	TYPE OF REPORTING PERSON

OO

*Excludes 250,000 shares of Common Stock underlying certain warrants that are not exercisable due to the exercise limitation, which provides that the warrants may not be exercised if, after such exercise, the Reporting Persons or affiliates of the Reporting Persons would beneficially own more than 4.99% of the number of shares of Common Stock outstanding.

7

CUSIP NO. 897238408

1	NAME OF REPORTING PERSON

Michael Bigger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,146,800*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,146,800*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,146,800*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.5% *
12	TYPE OF REPORTING PERSON

IN

*Includes 100,000 shares of Common Stock held by Patricia Winter, the spouse of Michael Bigger. Also includes warrants to purchase 27,833 shares of Common Stock at an exercise price of $3.60 per share. Excludes 1,550,000 shares of Common Stock (including 100,000 shares issuable upon the exercise of warrants held by Ms. Winter) underlying certain warrants that are not exercisable due to certain exercise limitations, which provide that the warrants may not be exercised if, after such exercise, the Reporting Persons or affiliates of the Reporting Persons would beneficially own more than 4.99% of the number of shares of Common Stock outstanding.

8

CUSIP NO. 897238408

1	NAME OF REPORTING PERSON

Patricia Winter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Austria
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		100,000 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		0 shares*
PERSON WITH	7	SOLE DISPOSITIVE POWER

100,000 shares
	8	SHARED DISPOSITIVE POWER

0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%*
12	TYPE OF REPORTING PERSON

IN

* Excludes 100,000 shares of Common Stock underlying certain warrants that are not exercisable due to the exercise limitation, which provides that the warrants may not be exercised if, after such exercise, the Reporting Persons or affiliates of the Reporting Persons would beneficially own more than 4.99% of the number of shares of Common Stock outstanding. Excludes shares deemed beneficially owned by Michael Bigger, the spouse of Ms. Winter.

9

CUSIP NO. 897238408

The Schedule 13G is being amended solely for the purpose of adding each of District 2 Capital Fund LP, District 2 Capital LP, District 2 GP LLC and District 2 Holdings LLC as a Reporting Person (as defined below). In addition, the Schedule 13G includes updated stock ownership information to reflect transactions in the Common Stock of the Issuer (as defined below) subsequent to the filing of the initial Schedule 13G.

Item 1(a).	Name of Issuer:

Trovagene, Inc. a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

11055 Flintkote Avenue, Suite B

San Diego, California 92121

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Bigger Capital Fund, LP (“Bigger Capital”)

159 Jennings Road, Suite 3000

Cold Spring Harbor, NY, 11724

Citizenship: Delaware

Bigger Capital Fund GP, LLC (“Bigger GP”)

159 Jennings Road, Suite 3000

Cold Spring Harbor, NY, 11724

Citizenship: Delaware

District 2 Capital Fund LP (“District 2 CF”)

175 W Carver Street

Huntington, NY 11743

Citizenship: Delaware

District 2 Capital LP (“District 2”)

175 W Carver Street

Huntington, NY 11743

Citizenship: Delaware

District 2 GP LLC (“District 2 GP”)

175 W Carver Street

Huntington, NY 11743

Citizenship: Delaware

District 2 Holdings LLC (“District 2 Holdings”)

175 W Carver Street

Huntington, NY 11743

Citizenship: Delaware

Michael Bigger

159 Jennings Road, Suite 3000

Cold Spring Harbor, NY, 11724

Citizenship: USA

10

CUSIP NO. 897238408

Patricia Winter
159 Jennings Road, Suite 3000

Cold Spring Harbor, NY, 11724

Citizenship: Austria

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

897238408

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

11

CUSIP NO. 897238408

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on September 4, 2018, Bigger Capital owned 1,018,967 shares of Common Stock.

Bigger GP, as the general partner of Bigger Capital, may be deemed to beneficially own the 1,018,967 shares of Common Stock beneficially owned by Bigger Capital.

Mr. Bigger, as the managing member of Bigger GP, may be deemed to beneficially own the 1,018,967 shares of Common Stock beneficially owned by Bigger GP and 100,000 shares of Common Stock owned by Patricia Bigger, the spouse of Mr. Bigger. Mr. Bigger may also be deemed the beneficial owner of the District Warrants as defined below.

As of the close of business on September 4, 2018, Bigger Capital holds 1,200,000 warrants, exercisable for 1,200,000 shares of Common Stock and Ms. Winter holds 100,000 warrants exercisable for 100,000 shares (collectively, the “Warrants”). Such Warrants have an initial exercise price of $1.10 per share, subject to adjustment pursuant to the terms of the Warrants. The Warrants are only exercisable to the extent that the holder, together with its affiliates, would not beneficially own more than 4.99% of the outstanding Common Stock immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. As of September 4, 2018, the exercise limitation described in the prior sentence prevents the exercise of the Warrants by Bigger Capital or Ms. Winter. Accordingly, in providing beneficial ownership described herein, the Reporting Persons have excluded the 1,200,000 shares of Common Stock and 100,000 shares of Common Stock underlying the Warrants.

As of the close of business on September 4, 2018, Bigger Capital holds warrants to purchase 27,833 shares of Common Stock at an exercise price of $3.60 (the “Prior Warrants”). The shares underlying The Prior Warrants are included in the beneficial ownership of Bigger Capital, Bigger GP and Michael Bigger.

As of the close of business on September 4, 2018, District 2 CF holds 250,000 warrants exercisable for 250,000 shares of Common Stock (the “District Warrants”). The District Warrants having an exercise price of $1.10 per share and an expiration date of June 12, 2023. The District Warrants are only exercisable to the extent that the holder, together with its affiliates, would not beneficially own more than 4.99% of the outstanding Common Stock immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the District Warrants. As of September 4, 2018, the exercise limitation described in the prior sentence prevents the exercise of the District Warrants. Accordingly, in providing beneficial ownership described herein, the Reporting Persons have excluded the 250,000 shares of Common Stock underlying the District Warrants.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by Bigger Capital. Mr. Bigger also disclaims beneficial ownership of these District Warrants and the shares owned by Ms. Winters and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

12

CUSIP NO. 897238408

(b)	Percent of class:

The following percentages are based on 17,688,773 shares of Common Stock outstanding, as of July 31, 2018, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2018, plus with respect to Bigger Capital, Bigger GP and Mr. Bigger, 27,833 shares underlying the Prior Warrants.

As of the close of business on September 4, 2018, (i) each of Bigger Capital and Bigger GP beneficially owned approximately 5.9% of the outstanding shares of Common Stock, (ii) each of District 2 CF, District 2, District 2 GP and District 2 Holdings may be deemed to beneficially own 0% of the outstanding shares of Common Stock, (iii) Mr. Bigger may be deemed to beneficially own approximately 6.5% of the outstanding shares of Common Stock and (iv) Ms. Winter may be deemed to beneficially own less than one percent of the outstanding Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Bigger GP and Mr. Bigger share voting and dispositive power over the shares of Common Stock beneficially owned by Bigger Capital.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

13

CUSIP NO. 897238408

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

14

CUSIP NO. 897238408

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2018

Bigger Capital Fund, LP		Bigger Capital Fund GP, LLC

By:	Bigger Capital Fund GP, LLC, its general partner	By:	/s/ Michael Bigger
Michael Bigger
By:	/s/ Michael Bigger		Managing Member
Michael Bigger
Managing Member

District 2 Capital Fund LP		District 2 Capital LP

By:	District 2 GP LLC, its general partner
		By:	/s/ Michael Bigger
By:	/s/ Michael Bigger		Michael Bigger
	Michael Bigger		Managing Member
Managing Member

DISTRICT 2 GP LLC		DISTRICT 2 HOLDINGS LLC

By:	/s/ Michael Bigger	By:	Michael Bigger
	Michael Bigger		Managing Member
Managing Member

/s/ Michael Bigger	/s/ Patricia Winter
MICHAEL BIGGER	PATRICIA WINTER

15